UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 21 October, 2008

ASX & MEDIA RELEASE
21 OCTOBER, 2008

GLYCOTEX FINALISES COLLABORATION AGREEMENT WITH ADVANCED MEDICAL SOLUTIONS

Novogen Limited’s subsidiary, Glycotex, Inc., has made the following announcement:

Rockville, MD – October 17, 2008 - Glycotex, Inc. today announced that it has finalized an agreement with U.K.-based Advanced Medical Solutions (AMS) to study the use of GLYC-101 with wound dressings manufactured by AMS.

Through this collaboration, Glycotex and AMS have agreed to an initial phase of testing of the use of GLYC-101 with AMS’ wound dressings.  Under the agreement, in the event that this first phase of testing gives rise to favorable results, or generates data that suggest further research may be warranted, Glycotex and AMS will have an opportunity to extend their collaboration for the purposes of continued research.

About GLYC-101

GLYC-101 is intended to stimulate and modulate the natural cascade of wound healing activities of several cell populations.  The product candidate currently under development is a topical gel to be applied directly on the wound surface.  The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

In May 2006, Glycotex completed a Phase II clinical trial of GLYC-101 in Australia, in which GLYC-101 produced a statistically significant rate of wound area reduction versus combined placebo and standard care in patients with chronic venous ulcers.  The results provided proof-of concept and dose-ranging information for GLYC-101.  In U.S. clinical trials, GLYC-101 is being assessed for safety and effectiveness on wound closure in patients undergoing carbon dioxide laser skin resurfacing.

About Advanced Medical Solutions

Advanced Medical Solutions is a leading company in the development and manufacture of products for the $15 billion global woundcare market.

Founded in 1991 and quoted on AIM, Advanced Medical Solutions is focused on the design, development and manufacture of innovative and technologically advanced woundcare products.

In-house natural and synthetic polymer technology is used to provide advanced wound dressings based on the moist healing principle.  AMS’ resources ensure a unique position as a vertically integrated ‘one stop shop’ to provide all categories of moist wound healing products.  AMS has the capability to move a product from design and development through to production and delivery for distribution and sale into customer markets.

The acquisition of 49.4 percent of Corpura BV in May 2008 strengthened AMS’ position in hydrophilic polyurethane foam – the largest and fastest growing segment of the advanced woundcare market.

AMS’ technology in cyanoacrylate based tissue adhesives is used either for the closure of small cuts and trauma wounds through to large surgical incisions, or for protecting or sealing skin to prevent breakdown or infection.

AMS’ products currently serve the majority of the key global markets sold either direct or through strategic partners or distributors.  For more information, visit www.admedsol.com.

About Glycotex, Inc.

Glycotex, Inc. is a U.S. based development stage biopharmaceutical company focused on discovering and developing therapies intended to accelerate human wound healing and tissue repair across a wide range of human applications.  It has licensed from Novogen Limited certain patent rights and know-how to use and exploit its technology in a wide range of wound healing applications. Glycotex, Inc. is an 81 percent owned subsidiary of Novogen Limited. For more information, visit www.glycotexinc.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.  Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates, costs and delays in the development and/or FDA approval, or the failure of our products to obtain such approval, uncertainties in clinical trial results, our inability to maintain or enter into, and the risks resulting from, our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products, competitive factors, our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business, our inability to operate our business without infringing the patents and proprietary rights of others, general economic conditions, the failure of any products to gain market acceptance, our inability to obtain any additional required financing, technological changes, government regulation, changes in industry practice and one-time events.  We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.